Exhibit 99.1

Baozun Announces Pricing of Follow-on Public Offering of 6,000,000 American Depositary Shares

SHANGHAI, China, Dec. 8, 2016 -- Baozun Inc. (Nasdaq: BZUN) ("Baozun" or the "Company"), the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China, announced that the follow-on public offering of an aggregate of 6,000,000 American Depositary Shares ("ADSs") by the Company and several selling shareholders (the “Selling Shareholders”) was priced at US$12.25 per ADS. The Company will issue and sell 3,000,000 ADSs and the Selling Shareholders will sell an aggregate of 3,000,000 ADSs. Each ADS represents three Class A ordinary shares of the Company.

In connection with this offering, the Selling Shareholders have granted the underwriters an option, exercisable within 30 days from the date of the final prospectus, to purchase up to an aggregate of 900,000 additional ADSs from the Selling Shareholders at the public offering price of US$12.25 per ADS.

The proceeds to the Company, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, will be approximately US$33.1 million. Baozun will not receive any proceeds from the sale of the ADSs by the Selling Shareholders. The underwriters of the offering are Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc. and China Renaissance Securities (Hong Kong) Limited.

A registration statement relating to this offering has been filed with, and declared effective by, the United States Securities and Exchange Commission on December 7, 2016.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The securities referred to herein have not been and will not be registered under the applicable securities laws of any jurisdiction outside of the United States of America.

This offering is being made only by means of a prospectus forming a part of the effective registration statement. A copy of the prospectus relating to this offering may be obtained by visiting the SEC's website at www.sec.gov or by contacting,

•	Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, New York 10010, by calling 1-800-221-1037 or by email at newyork.prospectus@credit-suisse.com;

•	Deutsche Bank Securities Inc., Attention: Prospectus Department, 60 Wall Street, New York, NY 10005, by calling 1-800-503-4611 or by email at prospectus.CPDG@db.com; or

•	China Renaissance Securities (Hong Kong) Limited, Attention: Prospectus Department, Units 8107-08, Level 81, International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong, by calling +852 22871600 or by email at hk.prospectus@chinarenaissance.com.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the United States Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Baozun Inc.

Baozun is the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China by selling their goods directly to customers online or by providing services to assist with their e-commerce operations. The Company's integrated capabilities encompass all aspects of the e-commerce value chain, covering IT solutions, store operations, digital marketing, customer services, warehousing and fulfillment.

For more information, please visit http://ir.baozun.com

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Caroline Dong

ir@baozun.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com